Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Qualification Offering Circular Amendment No.25 to the Regulation A Offering Circular of RSE Archive, LLC on Form 1-A (No. 024-11057) to be filed on or about September 10, 2021 of our report dated April 30, 2021, on our audits of the Company and each listed Series' financial statements as of December 31, 2020 and 2019, and for the year ended December 31, 2020 and for the period from January 3, 2019 (inception) to December 31, 2019. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company and each listed Series' ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

September 10, 2021